Exhibit 23.2

Consent of Ernst & Young LLP

Independent Registered Public Accounting Firm for Jefferson-Pilot

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Lincoln National Corporation for the registration of shares of its common stock and to the incorporation by reference therein of our reports dated March 11, 2005, with respect to the consolidated financial statements and schedules of Jefferson-Pilot Corporation, Jefferson-Pilot Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Jefferson-Pilot Corporation included in its Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/S/    ERNST & YOUNG LLP

Greensboro, NC

December 7, 2005